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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005	Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A
Toronto, ON, Canada M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 25th day of April, 2005.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Corporate Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
1.	2004-2005 Annual Report of Aber Diamond Corporation to its Shareholders.
2.	Articles of Continuance of Aber Diamond Corporation dated July 12, 2002
3.	General Operating By-law of Aber Diamond Corporation approved by the directors and confirmed by the shareholders on July 27, 2002
4.
Aber Diamond Corporation's amended and restated credit agreement dated as of March 3, 2004 which was amended as of March 11, 2005 among Aber and Aber Diamond Mines Ltd., as borrowers and guarantors as well as certain of Aber's subsidiaries as guarantors and a syndicate of Canadian banks and certain foreign banks and other financial institutions as lenders.
5.	Certification of Annual Filings During Transition Period on Form 52-109FT1 signed by the Chief Executive Officer of Aber Diamond Corporation.
6.	Certification of Annual Filings During Transition Period on Form 52-109FT1 signed by the Chief Financial Officer of Aber Diamond Corporation.

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SIGNATURES
EXHIBIT INDEX